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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/30/14 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Click IPO LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2375 E. Camelback Road, Suite 600
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen A. Steighner (303) 795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 N. Central Avenue, Suite 900	Phoenix	AZ	85004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen A. Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Click IPO, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial & Operations Principal

Title



Notary Public

JESSICA R SCHWARTZ
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024040300
MY COMMISSION EXPIRES DECEMBER 16, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLICK IPO, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

CLICK IPO, LLC

Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Members of
Click IPO, LLC

We have audited the accompanying balance sheet of Click IPO, LLC as of December 31, 2015 and the related statements of operations, changes in members' equity, and cash flows for the period from October 30, 2014 through December 31, 2015. In connection with our audit of the financial statements, we have also audited the financial statement schedules listed in the accompanying table of contents. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Click IPO, LLC at December 31, 2015 and the results of its operations and its cash flows for the period from October 30, 2014 through December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Semple, Marchal & Cooper, LLP

Phoenix, Arizona
February 26, 2016

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

CLICK IPO, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and Cash Equivalents	$ 62,378
Other Assets	6,320
Total Assets	$ 68,698

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ -
Total Liabilities	-
Members' Equity	68,698
Total Liabilities and Members' Equity	$ 68,698

The accompanying notes are an integral part
of the financial statements

CLICK IPO, LLC
STATEMENT OF OPERATIONS
For the Period from October 30, 2014 through December 31, 2015

Revenues	$ -
Expenses	
Regulatory Fees	3,438
Professional Fees	84,232
Other Expenses	9,385
Total Expenses	97,055
Net Profit (Loss)	$ (97,055)

The accompanying notes are an integral part
of the financial statements

CLICK IPO, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period from October 30, 2014 through December 31, 2015

Members' Equity, October 30, 2014	$ 160,753
Member Contributions	5,000
Net Loss	(97,055)
Members' Equity, December 31, 2015	$ 68,698

The accompanying notes are an integral part
of the financial statements

CLICK IPO, LLC
STATEMENT OF CASH FLOWS
For the Period from October 30, 2014 through December 31, 2015

Cash flows from operating activities:	
Net profit (loss)	$ (97,055)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Other assets	(264)
Net cash used in operating activities	(97,319)
Cash flows from financing activities:	
Member Contributions	5,000
Net cash provided by financing activities	5,000
Decrease in cash and cash equivalents	(92,319)
Cash and cash equivalents, October 30, 2014	154,697
Cash and cash equivalents, December 31, 2015	$ 62,378

The accompanying notes are an integral part
of the financial statements

Note 1
Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Click IPO, LLC (the "Company") was formed on June 28, 2013 in the State of Arizona as a Limited Liability Corporation (LLC). The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer and was approved by FINRA on October 30, 2014. The Company will not act as a custodian of or otherwise hold client funds or securities.

The Company intends to provide services on behalf of clients for the purchase of securities, specifically initial public offerings of over-the-counter corporate equity securities as either an underwriter or selling group member, on a "best efforts" basis. This will be for the purchase and/or sale of over-the-counter corporate equity securities in the secondary market, for private placements, and investment banking activities including providing advisory services for a fee for mergers and acquisitions. As of December 31, 2015, the Company had generated no revenues.

Basis of Presentation

These financial statements are presented in accordance with accounting principles generally accepted in the United States, and in accordance with financials of broker-dealers. The broker-dealer was approved by FINRA on October 30, 2014. Pursuant to FINRA Rules the initial audit period can encompass the operating period from the date of approval to the next year end so long as it does not exceed 18 months. As such, the operating statement, cash flows and members' equity are from October 30, 2014 through December 31, 2015, or approximately 14 months. In addition, as a broker-dealer, a non-classified balance sheet is presented. As such, there is no distinction between current and long-term assets and liabilities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds and highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Revenue Recognition on Commissions and Advisory Services

The Company will record securities transactions in Initial Public Offerings (IPOs) on a settlement date basis. Commission and/or fee income and related expenses will also be recorded on a settlement date basis, which is not materially different than trade date. The Company will recognize revenue for investment banking and merger and acquisition transactions at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured.

Note 1
Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents approximates fair value given its short-term nature.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date which the financial statements were available to be issued.

Note 2
Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2015, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

In the normal course of business, the Company's client activities ("clients") conducted through its clearing broker will involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. However, the Company has conducted no such activities for clients during the reporting period and, therefore, has experienced no related off-balance sheet risk exposure through the reporting period.

Note 3
Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $50,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2015, the Company has net capital of $62,378 which was, $12,378 in excess of the amount required to be maintained at that date. At December 31, 2015, the Company had a ratio of aggregate indebtedness to net capital of 0 to 1.

Note 4
Clearing Agreement, Restricted Cash and Other Assets

The Company intends to but has not yet entered into an agreement with a clearing company, whereby the clearing company would execute any customer trades. Net commissions earned will be credited to an account in the Company's name. Under an agreement with a clearing broker, the Company will be required to make a clearing deposit to a separate account at the clearing company, the amount of which is yet to be determined and which will be considered an allowable asset by the Company for net capital purposes.

The balances of the Company's FINRA Flex-Funding and Renewal accounts at December 31, 2015 were both $0.

Note 5
Related Party and Non-Cash Transactions

The Company operated in 2015 from a portion of executive office space leased by a related entity under an operating lease that included rent, telephone and computer and internet service. Certain expenses of the Company from January to June 2015 in the amount of $6,000 were paid directly by the related party and subsequently allocated to the Company by the related party. The expenses allocated by the related company from January to June 2015 were for rent ($4,000), telephone ($800) and computer and internet service ($1,200). For the remainder of 2015, the Company had rent, telephone, computer and internet expenses that were paid directly to independent vendors. Rent expense for the period ending December 31, 2015 was approximately $5,069, net of sublease rentals and reimbursement from the related entity.

Note 6
Members' Equity

The Operating Agreement provides that to the fullest extent permitted by Arizona law, the Company's Manager has no personal liability to the Company or to the other Members for damages for breach of fiduciary duty as Manager, except for damages resulting from acts or omissions that involve gross negligence or willful misconduct. The Manager has not guaranteed, nor does he have any obligation with respect to the return of any Members' capital contributions or the distribution of profits from the operation of the Company.

Each Members' liability for the debts and obligations of the Company is limited in accordance with the terms of the Company's operating agreement. In accordance with these terms and the provisions of the laws of the state of Arizona, no Member of the Company can be held liable for the individual actions of indebtedness of any other Member. In addition, in general a Member or Manager of the limited liability company is not liable, solely by reason of being a Member or Manager, for the debts, obligations, or liabilities of a limited liability company whether arising in contract or tort; under a judgment, decree, or order of court; or otherwise.

Note 7
Commitments

On September 11, 2015, the Company entered into a non-cancelable operating lease for office space in Phoenix, Arizona. The lease commenced on September 11, 2015, with $379 due per month through July 31, 2016.

Future minimum lease payments due under the operating lease agreement are as follows:

Year Ending December 31,	Amount
2016	$ 2,653

CLICK IPO, LLC

SUPPLEMENTARY INFORMATION

CLICK IPO, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL	
Total members' equity from the statement of financial condition	$ 68,698
Deductions	
Nonallowable assets:	
Prepaid assets	6,320
Net capital	$ 62,378
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required NC (6.67% Aggr. Ind.) or $50,000, whichever is greater	$ 50,000
Excess net capital	$ 12,378
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$ 62,378
Net Capital in Excess of 120% of Requirement	$ 2,378
AGGREGATE INDEBTEDNESS	
Aggregate Indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5	$ 62,378
Adjustments	-
	$ 62,378

This information is an integral part of the accompanying financial statements

CLICK IPO, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

SEMPLE, MARCHAL & COOPER, LLP | SMC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Click IPO, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4). In which (1) Click IPO, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Click IPO, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(ii) of the provisions of the Customer Protection Rule, which shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, and (2) Click IPO, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Click IPO, LLC's management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Click IPO, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal + Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 26, 2016

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Exemption Report – SEC Rule 17a-5(d)(4)

Click IPO, LLC ("Click IPO", "the Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17a-5(d)(4) of The Securities Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Click IPO is required to file one of two reports with the Commission annually—

Compliance Report if the Firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker-dealer's fiscal year or,

Exemption Report if the Firm did claim it was exempt from Rule 15c3-3 throughout the fiscal year.

Click IPO hereby elects to submit an Exemption Report in lieu of a Compliance Report for the fiscal year ending December 31, 2015 based on the following:

- Click IPO claimed it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(ii) during its most recent fiscal year ending December 31, 2015.

- The Firm qualifies for this exemption if as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

- Furthermore, to the best of its knowledge and belief, Click IPO has met the exemption provisions identified in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.



February 25, 2016

Karen A. Steighner, Financial & Operations Principal

Date

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS | SMC

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Click IPO, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4). In which (1) Click IPO, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Click IPO, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(ii) of the provisions of the Customer Protection Rule, which shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, and (2) Click IPO, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Click IPO, LLC's management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Click IPO, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal + Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 26, 2016

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Exemption Report – SEC Rule 17a-5(d)(4)

Click IPO, LLC ("Click IPO", "the Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17a-5(d)(4) of The Securities Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Click IPO is required to file one of two reports with the Commission annually—

Compliance Report if the Firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker-dealer's fiscal year or,

Exemption Report if the Firm did claim it was exempt from Rule 15c3-3 throughout the fiscal year.

Click IPO hereby elects to submit an Exemption Report in lieu of a Compliance Report for the fiscal year ending December 31, 2015 based on the following:

- Click IPO claimed it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(ii) during its most recent fiscal year ending December 31, 2015.

- The Firm qualifies for this exemption if as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

- Furthermore, to the best of its knowledge and belief, Click IPO has met the exemption provisions identified in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.



February 25, 2016

Karen A. Steighner, Financial & Operations Principal — Date